August 24, 2010
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed on May 24, 2010 File No. 000-23354
Ladies and Gentlemen:
On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2010 (the “10-K”) in the letter dated August 10, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Mr. Michael M. McNamara, Chief Executive Officer of the Company. The Comment Letter sets forth two additional comments on disclosures in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 7, 2010, which disclosures are incorporated by reference in the 10-K. Set forth below are the Company’s responses to the Staff’s additional comments. To facilitate your review, the Staff’s comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.
Form 10-K for the Fiscal Year Ended March 31, 2010
Item 10. Directors, Executive Officers of the Registrant and Corporate Governance Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 7, 2010)

Page 2	Ms. Kathleen Collins August 24, 2010
Qualifications of Directors and Nominees, page 4
1.
Please advise what consideration you gave to the requirements of Item 407(c)(2)(vi) of Regulation S-K. We would expect to see more detailed disclosure with respect to whether your Nominating and Corporate Governance Committee considers diversity in identifying nominees for director, if your Nominating and Corporate Governance Committee has a policy with regard to the consideration of diversity in identifying director nominees and a description of how this policy is implemented, as well as how the Nominating and Corporate Governance Committee assesses the effectiveness of its policy.

Response:
The Company respectfully submits that it has included disclosure responsive to Item 407(c)(2)(vi) of Regulation S-K in its disclosure under the heading captioned “Nominating and Corporate Governance Committee” on page 13 of the proxy statement. More specifically, the Company discloses the following:
“The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. The committee seeks to achieve a balance and diversity of knowledge, experience and capability on our Board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the Board and between the Board and management. In addition, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders.”
Supplementally, the Company advises the Staff that the Company does not have a policy with regard to the consideration of diversity in identifying director nominees.
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed June 7, 2010)
Compensation Discussion & Analysis
Deferred Compensation, page 54
2.
Please describe and explain how the payment and contribution levels, bonus awards, and vesting terms were determined under the deferred compensation arrangements with your various named executive officers, and why the Compensation Committee considered such amounts appropriate. In this regard, please include in your explanation a discussion of how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Page 3	Ms. Kathleen Collins August 24, 2010
Response:
The Company respectfully advises the Staff that deferred compensation awards made in fiscal years prior to fiscal 2010 (there were no awards in fiscal 2010) as well as the vesting terms of such awards have not been part of the Committee’s annual benchmarking, although the Committee has in past years reviewed data prepared by its compensation consultants regarding savings and deferred compensation amounts paid to peer company executive officers. Accordingly, in prior years’ CD&A disclosures, the Company has disclosed that it benchmarks total direct compensation, which is defined to be comprised of base salary, target annual incentive compensation, a pro rata portion of long-term cash incentive compensation, and target long-term equity compensation.
The Company historically has disclosed its past deferred compensation awards in order to provide the reader with a full context of past awards which have vested or are subject to future vesting. For example, in the 2010 proxy statement, the Company discloses the long-term deferred compensation awards made to Mr. McNamara in fiscal 2006 and to Mr. Read in fiscal 2009. The Company has disclosed that these special awards were made in recognition of Mr. McNamara’s promotion to Chief Executive Officer in fiscal 2006 and Mr. Read’s promotion to Chief Financial Officer in fiscal 2009. In the cases of all of the named executive officers’ participation in the Company’s deferred compensation programs, as disclosed by the Company, the programs serve a long-term retentive objective and also have been established to provide a long-term savings plan for executives in recognition of the fact that the Company does not otherwise provide any pension plan or supplemental executive retirement benefits. As disclosed in the 2010 proxy statement, no contributions were made under the Company’s deferred compensation programs in fiscal 2010. Past contributions were determined in the Committee’s discretion and were determined by the Committee to achieve the objectives disclosed, and were not part of the benchmarking process.
As disclosed in the proxy statement, beginning with the Company’s fiscal year 2011, the Company has adopted a new performance-based deferred compensation plan which will replace the previously-disclosed plans. Under the new plan, annual contributions only will be made if certain company performance measures are achieved. In structuring this new plan with the Company’s independent compensation consultant, the Committee sought, among other things, to develop a long-term savings plan that would replace both special long-term cash incentive plans that had been used from time to time in the past and the prior deferred compensation plans. Accordingly, beginning with fiscal year 2011, contributions under the new plan will be benchmarked as a component of total direct compensation. In the Company’s CD&A disclosures beginning with fiscal 2011, the Company will include appropriate disclosures about how the contribution amounts and vesting terms were determined under the Company’s new deferred compensation plan and how the new deferred compensation plan fits into the Company’s overall compensation objectives and affects decisions made regarding other compensation elements.
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In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the requested representations.

Page 4	Ms. Kathleen Collins August 24, 2010
Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.
Very truly yours,
/s/Jeffrey N. Ostrager
Jeffrey N. Ostrager

cc:	Michael M. McNamara, Flextronics International Ltd. Robert Benton, Staff Accountant Courtney Haseley, Staff Attorney Barbara Jacobs, Assistant Director

August 24, 2010
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	Flextronics International Ltd. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed on May 24, 2010 File No. 000-23354
Ladies and Gentlemen:
On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated August 10, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/Christopher Collier
Christopher Collier
Senior Vice President, Finance